Exhibit 7.1

Computation of Ratio of Net Debt to Shareholders’ Equity

The computation of Net Debt to Shareholders’ Equity ratio as of March 31, 2003 and 2004 is as follows:

	March 31, 2003	March 31, 2004
	(Rs. Millions)
Long-term Debt	13,877.4	10,804.1
Short-term Debt (inc. Current portion)	5,713.8	7,758.9
Total Debt	19,591.2	18,563.0

Cash and Cash Equivalents	2,758.7	6,511.1
Short-term deposits with banks	—	2,727.7
Mutual Fund Units	—	15,276.2
Fair Value of non-Strategic available-for-sale Investments	57.5	66.0
Total Investible Surplus	2,816.2	24,581.0

Net Debt	16,775.0	(6,018.0)

Shareholders’ Equity	20,915.6	37,377.6

Net Debt/Shareholders’ Equity(1)	0.80	(0.16)

(1)	The above computation does not include the fair value of our strategic investments (included in available-for-sale securities). The value of these on March 31, 2003 and 2004 was Rs.2,318.1 million and Rs.7,525.3 million, respectively. These investments do not include equity investments carried at cost, which are not readily marketable. The value of investments held at cost on March 31, 2003 and 2004 was Rs.2,563.7 million and Rs.2,861.5 million, respectively.